Exhibit 99.1

Buss Global Affiliate Acquires 182,000 TEU Fleet of Intermodal Containers from Magellan, Containers to be Managed by Textainer

HAMILTON, Bermuda and SINGAPORE, August 1, 2017 (BUSINESS WIRE) — Buss Global, a group focused on investments in intermodal containers, today announced that its affiliate, Marine Container Management LP (“MCM”) has completed the acquisition of approximately 182,000 TEU (twenty-foot equivalent units) of standard dry freight and refrigerated containers from Magellan Maritime Services GmbH, which commenced insolvency proceedings in Germany in September 2016.  MCM has appointed Textainer Group Holdings Limited (“Textainer”)(NYSE: TGH), one of the world’s largest lessors of intermodal containers, as the manager of the acquired containers.  Textainer has managed intermodal containers for entities affiliated with Buss Global for over ten years.

Following Magellan’s insolvency, the administrator, Peter-Alexander Borchardt from the Hamburg based law firm Reimer Rechtsanwälte, commenced a process to sell Magellan’s shipping container assets and on June 1, 2017 MCM and the administrator entered into a definitive agreement, subject to an affirmative vote of Magellan’s container investors.  A strong majority of the container investors voted for the sale and the transaction closed on July 31, 2017. Textainer is working with the container lessees, depots and other parties to ensure a smooth transition of the management of the containers.

Tom Chen, Director of MCM: “We are happy to have found a good opportunity to expand the fleet of MCM bringing our total assets under management to 750,000 TEU across Buss Global. We appreciate the strong support of our financing partners and Textainer in completing this transaction in a timely, accommodative and efficient manner. Given our long working relationship with Textainer, we are confident that the portfolio will perform strongly under their management.”

“We are pleased that our Singapore colleagues were able to structure and fund the successful bid for the Magellan assets.” said Dr. Dirk Baldeweg, Director of Buss Global Holdings and CEO of Buss Capital, Hamburg. “The deal structure with an additional profit sharing for the sellers makes this transaction a balanced win-win solution that ends the state of uncertainty for the Magellan investors.”

Philip K. Brewer, President and Chief Executive Officer of Textainer added: “Textainer has managed container assets for outside investors since our inception in 1979.  We have seamlessly transitioned and assumed the management of more container fleets than any other container lessor. We are pleased that Buss Global again choose us as its partner for this transaction.  We have strong relationships with the lessees of the Magellan containers and look forward to integrating these containers into our fleet of 3.1 million TEU.”

About Buss Global

Buss Global is one of the largest independent owners and managers of marine containers.  Buss Global Group has invested approximately USD 3.2 billion in containers, raising over USD 1.2 billion of equity via

Exhibit 99.1

the sister company Buss Capital. Buss Global is a market-leader in closed-end container funds operating out of Singapore.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.0 million containers representing 3.1 million TEU in its owned and managed fleet. The Company leases containers to approximately 320 customers, including all of the world’s leading international shipping lines, and other lessees. The Textainer fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. The Company also leases tank containers through a relationship with Trifleet Leasing and is the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from its lease fleet, Textainer buys older containers from shipping lines from trading and resale. Textainer sold an average of 120,000 containers per year for the last five years to more than 1,400 customers making Textainer one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Contact:

Textainer Group Holdings Limited
Hilliard C. Terry, III, +1 415-658-8214
Executive Vice President and Chief Financial Officer
ir@textainer.com